UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

October 12, 2011	Commission File Number: 0001284823

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For Immediate Release

Xyratex Ltd Board of Directors Elects Jonathan Brooks as Chairman of its
Board of Directors

Chairman Andrew Sukawaty to retire

Havant, UK — October 12, 2011 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and hard disk drive capital equipment, today announced that its Chairman, Andrew Sukawaty, will be retiring from his position on the Board of Directors on  December 1, 2011. Jonathan Brooks will assume the position of Chairman of the Board on this date.

Mr. Brooks has been a director of Xyratex since 2004. He is also a director of Aveva Group plc and IP Group plc.

“Jonathan has been a tremendous contributor to the Company and I am delighted that he has now agreed to take on the role of Chairman,” said Steve Barber, CEO of Xyratex. “I would like to thank Andy for his many years of dedicated service and invaluable contribution to the Company.”

Announcing his retirement from the Board, Andrew Sukawaty said: “It has been a privilege and honor to work with the world class management team and Board of Directors of Xyratex since 2004. During my tenure as Chairman, the Company has continued to stay in the forefront of the rapidly changing storage industry and has established a strong balance sheet, which has enabled the recently announced dividend and share buy backs. Since the IPO in 2004, it has seen a fourfold increase in annual revenues, an expansion and diversification of its product lines, and a global expansion of its operations making it the leading OEM provider of external disk based storage.”

“I am very excited to be taking on the role of Chairman at this important stage in the Company’s development,” said Jonathan Brooks. “With the emergence of the Cloud, the storage industry is undergoing a period of great change, and this is providing Xyratex with new opportunities to meet the challenges faced by its customers. In addition, our recent entry into the high performance computing storage market with the introduction of the ClusterStor™ 3000 product demonstrates the Company’s commitment to technical innovation, a key factor in its continued success.”

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and hard disk drive capital equipment. The Networked Storage Solutions division designs and manufactures a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer (OEM) community. As the largest capital equipment supplier to the industry, the Storage Infrastructure division enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (510) 687-5260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: October 12, 2011	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer